UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Northstar Neuroscience, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

66704V101
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 66704V101	13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,757,038
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,757,038
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,757,038
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person PN

CUSIP NO. 66704V101	13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,757,038
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,757,038
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,757,038
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person OO

CUSIP NO. 66704V101	13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 145,000
	8.	Shared Voting Power 4,967,038
	9.	Sole Dispositive Power 145,000
	10.	Shared Dispositive Power 5,060,038
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,205,038
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9%
14	Type of Reporting Person IN

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the common stock, $0.001 par value per share, of Northstar Neuroscience, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 2401 Fourth Avenue, Suite 300, Seattle, WA 98121.

Item 2. Identity and Background

Identity of Each Reporting Person

This Statement is being jointly filed on behalf of the following individuals and entities (each, a “Reporting Person” and collectively, “Reporting Persons”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Tang Capital Partners, LP
Tang Capital Management, LLC
Kevin C. Tang

Background of Each Reporting Person

Tang Capital Partners, LP

The business address of Tang Capital Partners, LP is:

4401 Eastgate Mall
San Diego, CA 92121

Tang Capital Partners, LP is a partnership engaged in capital management.

Tang Capital Management, LLC

The business address of Tang Capital Management, LLC is:

4401 Eastgate Mall
San Diego, CA 92121

Tang Capital Management, LLC is a limited liability company that is the General Partner of Tang Capital Partners, LP.

Kevin C. Tang

The business address of Kevin C. Tang is:

4401 Eastgate Mall
San Diego, CA 92121

Mr. Tang is the manager of Tang Capital Management, LLC.

Information Regarding Legal Proceedings

To the best knowledge of the Reporting Persons, no party identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship

Tang Capital Partners, LP is a Delaware Limited Partnership.  Tang Capital Management, LLC is a Delaware Limited Liability Company.  Mr. Tang is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons expended an aggregate of approximately $8,613,284 to purchase the 5,205,038 shares of the Issuer’s common stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business.  Each purchaser used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source, with the exception of the shares held by Tang Capital Partners, LP.  Tang Capital Partners, LP holds its shares in a commingled margin account, maintained at Lehman Brothers International, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of common stock reported herein.

Item 4. Purpose of Transaction

The Reporting Persons are engaged in the investment business.  The purpose of the acquisition of the shares of the common stock of the Issuer is for investment, and the acquisitions of such stock were made in the ordinary course of the Reporting Persons’ businesses and were not made for the purpose of acquiring control of the Issuer.  The Reporting Persons have met with management of the Issuer from time to time to discuss management’s plans with respect to the operations and strategic direction of the Issuer.  The Reporting Persons intend to continue to have such discussions with the Issuer, its management, other stockholders of the Issuer or other relevant parties and may exchange information with the Issuer pursuant to appropriate confidentiality or similar agreements.  In such discussions, the Reporting Persons may suggest, discuss or take a position on potential changes to the Issuer's business, operations, operating budget, cost structure, strategic direction or future plans, including but not limited to the sale, transfer or other disposition of some or all of the Issuer’s assets, a corporate restructuring, spin-off or other organizational changes.  Such suggestions, discussions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.  In addition, the Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D.  Such actions will depend upon various factors including, without limitation, the Issuer's financial and strategic direction and position, the price performance of the Issuer's shares, general conditions in the Issuer's industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP                                4,757,038 shares, representing 18.2% of the class
Tang Capital Management, LLC                      4,757,038 shares, representing 18.2% of the class
Kevin C. Tang                                                      5,205,038 shares, representing 19.9% of the class

Tang Capital Partners, LP is the record and beneficial owner of 4,757,038 shares of the Issuer’s common stock and shares voting and dispositive power over such securities with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 4,757,038 shares held of record by Tang Capital Partners, LP and shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 5,205,038 shares of the Issuer’s common stock, comprising 40,000 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 35,000 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 15,000 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 28,000 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 125,000 shares held by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 27,000 shares held by Kevin C. Tang’s Individual Retirement Account, 17,000 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 16,000 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”), 60,000 shares owned by Joan M. Lamb, 85,000 shares owned by the Haeyoung and Kevin Tang Foundation, Inc., and 4,757,038 shares held by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Joan M. Lamb is an acquaintance of Kevin C. Tang and Mr. Tang may be deemed to have shared dispositive power over the shares held by Ms. Lamb.  The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares held by this foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.  Chang L. and Chung W. Kong are retired U.S. citizens and their address is 6429 Peinado Way, San Diego, CA 92121.  Haeyoung K. Tang is a U.S. citizen and shares her residence with Kevin C. Tang. Joan M. Lamb is a U.S. citizen and her address is 1160 Park Avenue, New York, NY 10128. Ms. Lamb is self-employed in the design industry. The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware and its address is 4401 Eastgate Mall, San Diego, CA 92121.

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	145,000 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	4,757,038 shares
	Tang Capital Management, LLC	4,757,038 shares
	Kevin C. Tang	4,967,038 shares

Sole power to dispose or direct the disposition:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	145,000 shares

Shared power to dispose or direct the disposition:

	Tang Capital Partners, LP	4,757,038 shares
	Tang Capital Management, LLC	4,757,038 shares
	Kevin C. Tang	5,060,038 shares

(c)           The Reporting Persons have engaged in the following transactions in the Issuer’s common stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/Share
Tang Capital Partners, LP	Purchase	3/27/2008	98,200	1.5376
Tang Capital Partners, LP	Purchase	3/28/2008	160,000	1.5688
Tang Capital Partners, LP	Purchase	3/31/2008	19,000	1.5608
Tang Capital Partners, LP	Purchase	4/1/2008	70,000	1.6742
Tang Capital Partners, LP	Purchase	4/2/2008	498,000	1.7087
Tang Capital Partners, LP	Purchase	4/2/2008	27,700	1.7112
The Haeyoung and Kevin Tang Foundation, Inc.	Sale	4/2/2008	35,000	1.6648
The Haeyoung and Kevin Tang Foundation, Inc.	Purchase	4/2/2008	35,000	1.7087
Tang Capital Partners, LP	Purchase	4/3/2008	120,000	1.8211
Tang Capital Partners, LP	Purchase	4/4/2008	100,000	1.8700
Tang Capital Partners, LP	Purchase	4/7/2008	50,000	1.8406
Tang Capital Partners, LP	Purchase	4/8/2008	25,000	1.8300
Tang Capital Partners, LP	Purchase	4/9/2008	5,900	1.8100
Tang Capital Partners, LP	Purchase	4/10/2008	50,000	1.8081
Tang Capital Partners, LP	Purchase	4/11/2008	25,000	1.8100
Tang Capital Partners, LP	Purchase	4/11/2008	58,413	1.8090
Tang Capital Partners, LP	Purchase	4/14/2008	41,587	1.7941
Tang Capital Partners, LP	Purchase	4/15/2008	6,438	1.7727
Tang Capital Partners, LP	Purchase	4/15/2008	120,000	1.7687
Tang Capital Partners, LP	Purchase	4/16/2008	100,000	1.7933
Tang Capital Partners, LP	Purchase	4/17/2008	67,600	1.7838
Tang Capital Partners, LP	Purchase	4/18/2008	36,700	1.8000
Tang Capital Partners, LP	Purchase	4/24/2008	170,000	1.8094
Tang Capital Partners, LP	Purchase	4/25/2008	35,000	1.7700
Tang Capital Partners, LP	Purchase	4/25/2008	150,000	1.7935
Tang Capital Partners, LP	Purchase	4/28/2008	25,000	1.7900
Tang Capital Partners, LP	Purchase	4/29/2008	200,000	1.8068
Tang Capital Partners, LP	Purchase	5/1/2008	50,000	1.8200
Tang Capital Partners, LP	Purchase	5/2/2008	100,000	1.8300
Tang Capital Partners, LP	Purchase	5/7/2008	100,000	1.8316
Tang Capital Partners, LP	Purchase	5/8/2008	25,000	1.8100
Tang Capital Partners, LP	Purchase	5/8/2008	8,100	1.8000
Tang Capital Partners, LP	Purchase	5/9/2008	23,575	1.7994
Tang Capital Partners, LP	Purchase	5/12/2008	13,895	1.8000
Tang Capital Partners, LP	Purchase	5/13/2008	17,130	1.7824
Tang Capital Partners, LP	Purchase	5/14/2008	37,300	1.7973

(d)           N/A.

(e)           N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the relationships described in Item 5(a) of this Statement.

The Reporting Persons have entered into a Joint Filing Agreement.  See Item 2.

Any of the Reporting Persons may from time to time acquire or dispose of Issuer securities.  Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement. (Filed herewith)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

Date:	May 16, 2008

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang